Exhibit 3
June 17, 2020

Senator Focused Strategies LP
510 Madison Avenue, 28th Floor
New York, NY 10028
Ladies and Gentlemen:

This letter agreement (this “Agreement”) is entered into as of June 17, 2020 among Senator Focused Strategies LP (“Senator Focused”), Senator Global Opportunity Master Fund LP (“Senator”) and Cannae Holdings, LLC (“Cannae” and, together with Senator Focused and Senator, the “Parties”) regarding the Parties’ investment in CoreLogic, Inc. (the “Company”).
1.          Disclosure Event.  The Parties hereby acknowledge and agree that Senator Focused and Senator shall be entitled to take actions that require the filing of a Schedule 13D by each of the Parties (a “Schedule 13D”) with the Securities and Exchange Commission with respect to the Company (such actions, a “Disclosure Event”).  Within ten (10) calendar days following the occurrence of a Disclosure Event, the Parties shall file a Schedule 13D with the SEC in a form mutually agreed by the Parties.  Each Party shall consult with the other Parties with respect to the filing of any amendment to the Schedule 13D, shall consider in good faith the other Party’s comments to any such amendment and shall mutually agree on the form of such amendment.  The Parties further acknowledge and agree that, following the filing of such Schedule 13D, Senator Focused and/or Senator shall be entitled to file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended with respect to the Company.
2.          Company Matters
(a)          Subject to the proviso in Section 2(b) below, until the occurrence of a Termination Event, Cannae shall not, and shall cause its Affiliates not to, trade in, acquire or sell any securities, Swaps or Derivative Securities of the Company or offer to do any of the foregoing.
(b)          Until the earlier to occur of (i) a Termination Event or (ii) an Offer Abandonment, Senator shall not, and shall cause its Affiliates (other than Senator Focused which is addressed in Section 2(c) below) not to, trade in, acquire or sell any securities, Swaps or Derivative Securities of the Company or offer to do any of the foregoing; provided that (A) this Section 2(b) shall not apply to an Approved Purchase, and (B) to the extent Senator or its Affiliates (other than Senator Focused) trade in, acquire or sell any securities, Swaps or Derivative Securities of the Company following the occurrence of an Offer Abandonment, but prior to the occurrence of a Termination Event, Cannae shall be offered the opportunity to, and may at its election, participate in such trade, acquisition or sale on a pro rata basis, based upon Cannae’s interest in Senator Focused relative to that of Senator and any of its Affiliates.
(c)          During the period commencing upon the filing of the Schedule 13D and ending upon the earlier to occur of (i) a Termination Event or (ii) an Offer Abandonment, Senator Focused shall not sell any Shares, enter into any short position with respect to the

Company, or enter into any Swaps or Derivative Securities of the Company, the value of which will increase in correspondence with a decrease in the price of the Shares, or offer to do any of the foregoing.

(d)          Each Party represents that such Party has not taken any steps towards a tender or exchange offer for securities of the Company and no Party shall take any step towards, or commence, a tender offer or exchange offer in respect of the Company without the written consent of each of the other Parties.
(e)          Notwithstanding anything to the contrary set forth herein, nothing herein shall restrict or limit a Party’s ability to (i) convert, exercise or exchange Derivative Securities or Swaps into Shares, (ii) sell Shares in a Company Transaction, (iii) trade in, acquire or sell any securities, Swaps or Derivative Securities of the Company or offer to do any of the foregoing with the written consent of the other Parties, (iv) transfer such Party’s securities, Swaps or Derivative Securities of the Company or such Party’s interests in Senator Focused to a controlled Affiliate of, or an Affiliate under common control with, such Party, that agrees to be bound by the terms of this Agreement, or (v) following execution of a definitive agreement with respect to a Company Transaction, trade in, acquire or sell any securities, Swaps or Derivative Securities of the Company, so long as such transactions do not reduce such Party’s voting interest in the Company.
(f)          The Parties shall file as an exhibit to the Schedule 13D a letter addressed to the board of directors of the Company describing Cannae’s proposal with respect to a Company Transaction at $62.50 per Share in a form mutually agreeable to the Parties.
(g)          Following prior consultation with Cannae, Senator or its representatives shall have the right to control all substantive communications between Senator Focused and the Company involving activist discussions.
(h)          Following prior consultation with Senator, an Affiliate of Cannae shall have the right to control all substantive communications between Senator Focused and the Company involving a Company Transaction.
(i)          Cannae shall consult with Senator, but shall have the right to control all matters relating to the Company (vis-à-vis Senator Focused) following the execution of definitive documentation relating to a Company Transaction, including post-acquisition operational integration of the Company with Cannae.
3.          Voting Matters.
(a)          Until the occurrence of a Termination Event, Cannae shall, and shall cause its Affiliates to, vote all of their respective Shares (i) in favor of any nomination or other proposal submitted by Senator Focused, Senator or any of their respective Affiliates for a vote by the shareholders of the Company, (ii) against any competing nomination or proposal submitted for a vote of the shareholders of the Company and (iii) against any proposal which would be reasonably likely to impair the ability of such nomination(s) or proposal(s) to succeed.

(b)          Until the earlier to occur of (i) a Termination Event or (ii) an Offer Abandonment, Senator Focused and Senator shall, and shall cause their respective Affiliates to, vote all of their respective Shares (i) in favor of a Company Transaction, (ii) in favor of other proposals submitted by Cannae for a vote by the shareholders of the Company in connection with its pursuit of a Company Transaction and (iii) against any proposal submitted for a vote by the shareholders of the Company which would be reasonably likely to impair the ability of Cannae to consummate a Company Transaction.
4.          Definitions.
(a)          “Affiliate” means, with respect to any person, any other person that, directly or indirectly (including through one or more intermediaries), controls, is controlled by or is under common control with such person. The term “control” means (a) the legal or beneficial ownership of securities representing a majority of the voting power of any person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms “controlling” and “controlled” shall have correlative meanings.
(b)          “Approved Purchase” means the acquisition by Senator of Shares that have and/or Swaps with respect to which the underlying Shares have a Fair Market Value of up to $20,000,000.
(c)          The terms “beneficial owner”, “beneficial ownership”, and “beneficially own” with respect to securities will be deemed to have the meaning that such terms would have under Section 13 of the Exchange Act and the rules or regulations thereunder.
(d)          The term “business day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of New York are authorized or obligated to close.
(e)          “Company Transaction” means a transaction constituting the acquisition of a controlling interest in the total outstanding equity securities of the Company by Cannae or any of its Affiliates whether by way of merger, consolidation, joint venture, investment, financing, change of control or other similar combination, recapitalization, reorganization or transaction involving the Company.
(f)          “Derivative Securities” means securities or rights convertible into, or exercisable or exchangeable for, Shares, including options.
(g)          “Offer Abandonment” means the earliest to occur of the following: (i) Cannae shall have provided written notification to Senator that Cannae is abandoning its pursuit of a Company Transaction at a price equal to or in excess of $62.50 per Share or (ii) following receipt of a written request from Senator that Cannae reconfirm its intent to pursue a Company Transaction at a price equal to or in excess of $62.50 per Share, Cannae shall fail to provide to Senator such confirmation in good faith within ten (10) business days of Cannae’s receipt of such written request.

(h)          “Person” means a natural person, partnership, limited liability company, corporation, unincorporated association, joint venture, trust, state or any other entity or any governmental agency or political subdivision thereof.
(i)          “Shares” means shares of common stock, $0.00001 par value per share, of the Company.
(j)          “Swaps”  means cash settled swaps and physically settled swaps that reference Shares.
(k)          “Termination Event” means the earliest to occur of (i) the receipt of shareholder approval for a Company Transaction, (ii) the date that is one year from the earliest Disclosure Event to occur, (iii) the date that Senator Focused has taken an action which constitutes  a material violation of U.S. federal or state securities laws, gross negligence or willful misconduct as determined in a final and non-appealable decision, judgment or order, (iv) following Cannae’s delivery of written notice to Senator of Senator’s material breach of this Agreement, receipt of a final judicial determination that Senator has materially breached this Agreement, and (v) following Senator’s delivery of written notice to Cannae of Cannae’s material breach of this Agreement, receipt of a final judicial determination that Cannae has materially breached this Agreement.
5.          Miscellaneous.
(a)          This Agreement shall become effective as of the date hereof.
(b)          The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all parties hereto.  Except as set forth herein, the rights and obligations under this Agreement may not be assigned by either party hereto without the prior written consent of the other party.
(c)          This Agreement and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Delaware, without reference to conflicts of laws principles.
(d)          It is agreed that no failure or delay by any Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.
(e)          This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

[The next page is the signature page]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, whereupon this letter agreement will constitute our agreement with respect to the subject matter hereof.
Very truly yours,

CANNAE HOLDINGS, LLC

By:	/s/ Michael L. Gravelle
Name: Michael L. Gravelle
Title: Managing Director, General Counsel and
Corporate Secretary
CONFIRMED AND AGREED TO:

SENATOR FOCUSED STRATEGIES LP
By:	Senator Master GP LLC, its General Partner

By:	/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel

SENATOR GLOBAL OPPORTUNITY MASTER FUND LP
By:	Senator Master GP LLC, its General Partner

By:	/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel